Filed by Old Kent Financial Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Home Bancorp
Commission File No.: 0-22376

NYSE:	OK
NASDAQ-NMS:	HBFW
FOR RELEASE:	8:00 A.M.
DATE:	JUNE 16, 2000
CONTACTS:	OLD KENT FINANCIAL CORPORATION
	ALBERT T. POTAS (Investor/Analysts)	(616) 771-1931
	PEGGY JANEI (Media - Michigan)	(616) 771-5257
	JEANNE NORCROSS (Media - Indiana)	(219) 422-3502

HOME BANCORP
	MARVIN C. SCHUMM	(219) 422-3502

OLD KENT TO PURCHASE HOME BANCORP

-Old Kent to establish presence in Fort Wayne, Indiana-

        Grand Rapids, Michigan - David J. Wagner, Chairman, President and CEO of Old Kent Financial Corporation, and C. Philip Andorfer, Chairman of Home Bancorp, announced today that they have signed a definitive agreement for the acquisition of Home Bancorp by Old Kent.

        Home Bancorp, the holding company for Home Loan Bank fsb, is headquartered in Fort Wayne, Indiana, and had assets of $403 million and deposits of $353 million at March 31, 2000. Home Loan Bank serves Allen and Adams Counties from 10 banking locations; seven in Fort Wayne, two in Decatur and one branch in New Haven.

        Mr. Wagner stated, "We are very pleased by this natural extension of our franchise into these attractive Indiana markets." Fort Wayne, the 2nd largest city in Indiana, is located in one of the fastest growing counties in the state and was ranked among the top 50 best small metro areas in America for starting and growing a business by INC. magazine (12/99).

        Mr. Andorfer commented, "We view the transaction as being beneficial to Home Bancorp's customers and shareholders. Old Kent offers a broad array of products and services, and is highly committed to its customers and the communities it serves. In addition, Old Kent has historically delivered excellent shareholder value as evidenced by its ten year total annual return to shareholders of 21%."

        The merger is subject to the customary approvals by Home Bancorp shareholders and by regulatory authorities. This transaction is expected to be completed during the fourth quarter of 2000.

        The merger will be treated as a "purchase" transaction for accounting purposes, and as a tax free exchange of shares. Home Bancorp shareholders will receive approximately 1.3 million shares of Old Kent stock, using an exchange ratio of 0.6614 for each share of Home Bancorp ($19.59 per share based on Old Kent's closing price on June 15, 2000). The total value of the transaction would be $39 million.

        Old Kent is a financial holding company headquartered in Grand Rapids, Michigan, with a 41 year history of consecutive increases in annual per share earnings and dividends. It operates nearly 300 banking offices in Michigan, Illinois and Indiana as well as a national mortgage franchise. At April 1, 2000, Old Kent had total assets of approximately $21 billion.

        The parties intend to file with the Securities and Exchange Commission a definitive prospectus proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. Documents filed with the SEC by Old Kent Financial Corporation will be available free of charge by directing a request to the Secretary of Old Kent Financial Corporation at 111 Lyon Street, N.W., Grand Rapids, Michigan 49503. Documents filed with the SEC by Home Bancorp will be available free of charge by directing a request to Secretary of Home Bancorp at 132 East Berry Street, Fort Wayne, Indiana 46801. Information concerning the participants in the solicitation of proxies for the merger will be included in the definitive prospectus and proxy statement.

        This release contains expectations and other forward-looking statements about the proposed merger that involves significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that may cause such a difference include the possibility that the merger with Home Bancorp may not be completed due to a failure to obtain shareholder approval or regulatory approval or to satisfy other conditions specified in the Plan of Merger. Old Kent disclaims any intention or obligation to update or revise any forward-looking statement.